EXHIBIT (E)(3)

EXCERPTS FROM THE DIVIDEND REINVESTMENT PLAN PROSPECTUS OF

WELLS REAL ESTATE INVESTMENT TRUST, INC.

DATED AUGUST 10, 2004

Management Compensation

The following table summarizes and discloses all of the compensation and fees, including reimbursement of expenses, to be paid by the Wells REIT to Wells Capital and its affiliates in connection with the proceeds received from the DRP.

Form of Compensation and Entity Receiving	Determination Of Amount	Estimated Maximum Dollar Amount (1)
Selling Commissions – Wells Investment Securities, Inc.	5.0% of DRP proceeds before reallowance of commissions earned by Participating Dealers. Wells Investment Securities, Inc., our Dealer Manager, will reallow commissions to broker-dealers having Participants in the DRP which have executed a DRP Selling Agreement at the time of each dividend payment date.	$47,750,000

Acquisition and Advisory Fees and Reimbursement of Acquisition Expenses – Wells Capital or its Affiliates (2)	3.5% of DRP proceeds, except to the extent such proceeds are used by the Wells REIT to fund share repurchases under our share redemption program	$33,425,000 (3)

(Footnotes to “Management Compensation”)

(1)	The estimated maximum dollar amounts are based on the reinvestment of a maximum of 100,000,000 shares offered pursuant to this prospectus at $9.55 per share. However, it is possible that the actual purchase price will be higher than $9.55 per share if 95% of the estimated share value, as determined by our board of directors, is an amount that is higher than $9.55.
(2)	Notwithstanding the method by which we calculate the payment of acquisition and advisory fees and expenses, as described in the table, the total of all such fees and expenses shall not exceed, in the aggregate, an amount equal to 6.0% of the contract price of all of the properties which we will purchase with DRP proceeds, as required by the NASAA Guidelines.
(3)	While we intend to use some portion of DRP proceeds to fund share repurchases under our share redemption program, for illustration purposes only, we have assumed that no funds are used for the repurchase of shares under our share redemption program, thereby reflecting the maximum possible amount that could be paid to Wells Capital, as our advisor, from DRP proceeds.

In addition, Wells Capital and its affiliates will be reimbursed only for the actual cost of goods, services and materials used for or by the Wells REIT. Wells Capital may be reimbursed for the administrative services necessary to the prudent operation of the Wells REIT provided that the reimbursement shall not be for services for which it is entitled to compensation by way of a separate fee.

Please see the sections entitled, “Executive Compensation” and “Certain Relationships and Related Transactions” in our Definitive Proxy Statement filed with the SEC on April 22, 2004 for additional information regarding compensation payable to Wells Capital and its affiliates.